UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:	May 12, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	$	$	$	$
Revenue	189,009	200,750	209,109	202,925
Cost of sales	151,994	164,527	168,447	158,875

Gross profit	37,015	36,223	40,662	44,050

Gross margin	19.6%	18.0%	19.4%	21.7%

Selling, general and administrative expenses	18,127	23,261	23,153	20,561
Research expenses	2,066	2,354	1,778	1,667

	20,193	25,615	24,931	22,228

Operating profit before manufacturing facility closures, restructuring and other related charges	16,822	10,608	15,731	21,822

Manufacturing facility closures, restructuring and other related charges	660	963	1,560	1,020

Operating profit	16,162	9,645	14,171	20,802

Finance costs
Interest	616	2,069	867	864
Other (income) expense, net	(641)	380	426	370

	(25)	2,449	1,293	1,234

Earnings before income tax expense (benefit)	16,187	7,196	12,878	19,568
Income tax expense (benefit)
Current	1,063	(768)	2,914	1,062
Deferred	3,346	1,907	3,953	6,392

	4,409	1,139	6,867	7,454

Net earnings	11,778	6,057	6,011	12,114

Earnings per share

Basic	0.19	0.10	0.10	0.20
Diluted	0.19	0.10	0.10	0.19

Weighted average number of common shares outstanding

Basic	60,471,031	60,427,043	60,790,184	60,825,745
Diluted	62,198,126	62,307,696	62,457,931	62,569,430

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
	$	$	$	$
Revenue	199,948	191,490	199,853	193,462
Cost of sales	157,250	153,543	159,872	151,202

Gross profit	42,698	37,947	39,981	42,260

Gross margin	21.4%	19.8%	20.0%	21.8%

Selling, general and administrative expenses	18,980	18,968	20,547	20,208
Research expenses	2,074	2,008	1,701	1,589

	21,054	20,976	22,248	21,797

Operating profit before manufacturing facility closures, restructuring and other related charges	21,644	16,971	17,733	20,463

Manufacturing facility closures, restructuring and other related charges	1,384	1,647	934	924

Operating profit	20,260	15,324	16,799	19,539

Finance costs
Interest	831	847	1,261	1,846
Other expense, net	352	159	190	437

	1,183	1,006	1,451	2,283

Earnings before income tax expense (benefit)	19,077	14,318	15,348	17,256
Income tax expense (benefit)
Current	457	233	729	1,909
Deferred	6,986	(39,540)	200	226

	7,443	(39,307)	929	2,135

Net earnings	11,634	53,625	14,419	15,121

Earnings per share

Basic	0.19	0.88	0.24	0.25
Diluted	0.19	0.86	0.23	0.25

Weighted average number of common shares outstanding

Basic	60,776,649	60,776,649	60,731,173	60,288,991
Diluted	62,019,844	62,170,733	62,072,583	61,584,732

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of May 11, 2015, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2015 and 2014. It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Overview

The Company faced some significant headwinds in the first quarter of 2015 that related mainly to the significant drop in oil prices at the end of 2014 as well as the recent strengthening of the US dollar versus the Canadian dollar and Euro. As the Company previously indicated, management believes that the drop in oil prices caused many of the Company’s customers to reduce their inventory levels significantly through the end of 2014 and into the first quarter of 2015 in anticipation of lower prices rather than purchase new products from the Company, thereby impacting demand levels mainly in the Company’s film and certain tape product categories. In addition, the Company’s profitability started to improve towards the latter half of the first quarter of 2015 as higher-priced inventory was depleted. Finally, the stronger US dollar negatively impacted demand on sales to customers outside North America.

As will be discussed in the Outlook section, management believes that the second quarter of 2015 results will be improved over the first quarter of 2015 due to the expected return to normal levels of demand in all product categories and with lower petroleum-based raw material costs fully impacting gross profit and margin.

The Company reported a 5.5% decrease in revenue for the first quarter of 2015 as compared to the first quarter of 2014 primarily due to a decrease in average selling price, including the impact of product mix and a decrease in sales volume. These factors mainly relate to the above-mentioned macro-economic issues that the Company faced during the end of 2014 into the first quarter of 2015. Gross margin decreased to 19.6% in the first quarter of 2015 as compared to the first quarter of 2014 primarily due to duplicate overhead costs (“South Carolina Duplicate Overhead Costs”) incurred to support the previously announced relocation and modernization of the Columbia, South Carolina manufacturing operation to the new facility in Blythewood, South Carolina (“South Carolina Project”) and an unfavourable product mix variance.

Net earnings for the first quarter of 2015 increased to $11.8 million ($0.19 basic and diluted earnings per share) from $11.6 million ($0.19 basic and diluted earnings per share) for the first quarter of 2014. The increase was primarily due to a decrease in income tax expense, variable compensation expense and finance costs, partially offset by a decrease in gross profit.

Adjusted net earnings (a non-GAAP financial measure as defined and reconciled later in this document) for the first quarter of 2015 increased to $12.6 million ($0.21 basic adjusted earnings per share and $0.20 diluted adjusted earnings per share) from $11.8 million ($0.19 basic and diluted adjusted earnings per share) for the first quarter of 2014. Adjusted net earnings increased primarily due to a decrease in income tax expense, variable compensation expense and finance costs, partially offset by a decrease in gross profit.

Adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) decreased $3.1 million from $26.7 million for the first quarter of 2014 to $23.5 million for the first quarter of 2015. The decrease in adjusted EBITDA was primarily due to a decrease in gross profit, partially offset by a decrease in variable compensation expense primarily due to lower expected annual payment amounts.

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB will expire July 9, 2015. As of March 31, 2015, the Company has repurchased a total of 1,217,488 common shares under the NCIB at an average price of CDN$15.95 per share, including commissions, for a total purchase price of $16.4 million.

On March 18, 2015, the Company entered into an interest rate swap agreement to fix the floating rate 30-day LIBOR benchmark interest rate on $40 million of its debt at 1.61% through November 18, 2019.

On May 11, 2015, the Board of Directors declared a quarterly dividend of $0.12 per common share payable on June 30, 2015 to shareholders of record at the close of business June 15, 2015.

Outlook

The Company anticipates the second quarter of 2015 revenue to be higher compared to the first quarter of 2015 primarily due to the Company’s belief that the majority of the de-stocking by customers during the end of 2014 and into the first quarter of 2015 is completed.

Gross margin for the second quarter of 2015 is anticipated to be significantly higher compared to the first quarter of 2015 primarily due to the full effect of lower petroleum-based raw material costs being realized in the second quarter results, and a reduction in South Carolina Duplicate Overhead Costs.

Adjusted EBITDA for the second quarter of 2015 is anticipated to be significantly higher compared to the first quarter of 2015 primarily due to the full effect of lower petroleum-based raw material costs being realized in the second quarter results, increased revenue and a reduction in South Carolina Duplicate Overhead Costs.

The Company is revising estimates for 2015 South Carolina Duplicate Overhead Costs to be approximately $5 million which is higher than the $3.7 million that was previously expected. In addition, the Company now expects the 2015 savings from the South Carolina Project to be between $4 and $5 million which is lower than the $6.5 million previously estimated. These revisions are due to the expected delay relating to the transfer of masking tape production and do not impact the Company’s expectation of total annualized savings of at least $13 million starting once this production transfer is complete.

As a result of the revision to 2015 savings expected from the South Carolina Project, the Company now expects 2015 manufacturing cost reductions to be between $13 and $16 million which is lower than our previous estimate of between $15 and $18 million.

Assuming there are no material changes to the Company’s expected results and geographic source of earnings, the Company expects its effective tax rate for the second quarter and full financial year of 2015 to be approximately 25% to 30% which is consistent with its effective tax rate for the first quarter of 2015, but lower than the previously announced range of 30% to 35%.

Acquisition

On April 7, 2015, the Company purchased 100% of the issued and outstanding common stock of BP Acquisition Corporation (which wholly-owns a subsidiary, Better Packages, Inc. (“Better Packages”)) (the “Acquisition”), a leading supplier of water-activated tape dispensers. The Acquisition further extends the Company’s product offering and global presence in the rapidly growing e-commerce market. The Company paid a purchase price of $16.0 million in cash, subject to a post-closing working capital adjustment, based on expected annualized revenue of approximately $18 million and EBITDA margin of over 15%.

Results of Operations

Revenue

Revenue for the first quarter of 2015 totalled $189.0 million, a $10.9 million or 5.5% decrease from $199.9 million for the first quarter of 2014. Average selling price, including the impact of product mix, decreased approximately 4% which had an impact of approximately $8.0 million in the first quarter of 2015 primarily due to (i) an unfavourable product mix in the Company’s tape and film product categories, and (ii) lower prices primarily driven by lower petroleum-based raw material costs. Sales volume for the first quarter of 2015 decreased approximately 2% which had an impact of approximately $3.0 million primarily due to decreased demand in film products. The Company believes that the decrease in film products demand was primarily driven by customer de-stocking in response to lower oil prices and in turn, lower petroleum- based raw material costs, which temporarily impacted customer order behavior.

Revenue for first quarter of 2015 totalled $189.0 million, an $11.7 million or 5.8% decrease from $200.8 million for the fourth quarter of 2014. The decrease in revenue was primarily due to a decrease in sales volume of approximately 5% which had an impact of approximately $8.9 million primarily driven by decreased demand in the Company’s tape products partially offset by an increase in demand for woven products. The Company believes that the decrease in tape product demand was as a result of (i) normal seasonality, as certain carton sealing tape volumes are typically higher in the fourth quarter due to higher shipping volumes toward the end of the year, and (ii) the impact of customer de-stocking in response to the sharp decline in oil prices. The increase in woven product demand was primarily driven by increased demand for the Company’s products within the building and construction market. Average selling price, including the impact of product mix, decreased approximately 1% which had an impact of approximately $2.8 million due to lower prices primarily driven by lower petroleum-based raw material costs.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2015 totalled $37.0 million, a $5.7 million or 13.3% decrease from $42.7 million for the first quarter of 2014. Gross margin was 19.6% in the first quarter of 2015 and 21.4% in the first quarter of 2014. The decrease in gross profit was primarily due to an unfavourable product mix variance, South Carolina Duplicate Overhead Costs of approximately $2.2 million, a decrease in the spread between selling prices and lower raw material costs and a decrease in sales volume. Gross margin decreased in the first quarter of 2015 primarily due to the South Carolina Duplicate Overhead Costs and an unfavourable product mix variance.

Gross profit for the first quarter of 2015 totalled $37.0 million, a $0.8 million or 2.2% increase from $36.2 million for the fourth quarter of 2014. Gross margin was 19.6% in the first quarter of 2015 and 18.0% in the fourth quarter of 2014. As compared to the fourth quarter of 2014, gross profit increased primarily due to manufacturing cost reduction programs and improved manufacturing performance compared to the fourth quarter of 2014, partially offset by decreased volume and a decrease in the spread between selling prices and lower raw material costs. Included in gross profit for the first quarter of 2015 were approximately $0.6 million of incremental South Carolina Duplicate Overhead Costs. Gross margin increased primarily due to net manufacturing cost decreases as mentioned above partially offset by incremental South Carolina Duplicate Costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the first quarter of 2015 totalled $18.1 million, a $0.9 million or 4.5% decrease from $19.0 million for the first quarter of 2014. The decrease in SG&A was primarily due to a decrease in variable compensation expense resulting from lower expected annual payment amounts, partially offset by a decrease in stock-based compensation benefit and an increase in professional fees primarily associated with the Acquisition. The decrease in stock-based compensation benefit was primarily due to the impact of a smaller decrease in the Company’s share price on Stock Appreciation Rights (“SAR”) expense in the first quarter of 2015 and the non-recurrence of SAR forfeitures that occurred in the first quarter of 2014, partially offset by additional stock-based compensation expense associated with new stock option, Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) award grants in the second quarter of 2014 and first quarter of 2015.

SG&A for the first quarter of 2015 decreased $5.1 million or 22.1% from $23.3 million in the fourth quarter of 2014. SG&A decreased primarily due to a decrease in stock-based compensation expense, as well as a decrease in variable compensation expense resulting from lower expected annual payment amounts. The decrease in stock-based compensation expense was primarily due to fewer SARs outstanding in the first quarter of 2015 due to exercises in 2014 and the impact of a decrease in the Company’s share price on SARs expense in the first quarter of 2015 compared to an increase in the Company’s share price in the fourth quarter of 2014.

Research Expenses

Research expenses in both the first quarter of 2015 and the first quarter of 2014 totalled $2.1 million primarily related to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

Research expenses for the first quarter of 2015 decreased $0.3 million or 12.2% from $2.4 million for the fourth quarter of 2014, primarily due to lower expenses in support of the South Carolina Project.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges for the first quarter of 2015 totalled $0.7 million, a $0.7 million decrease from $1.4 million for the first quarter of 2014, primarily due to the non-recurrence of $0.6 million in charges recorded in the first quarter of 2014 for the relocation of the Langley, British Columbia manufacturing facility to Delta, British Columbia. The charges recorded in the first quarter of 2015 primarily related to workforce retention costs. The charges recorded in the first quarter of 2014 related to equipment relocation costs and impairment of equipment.

Manufacturing facility closures, restructuring and other related charges for the first quarter of 2015 decreased $0.3 million from $1.0 million for the fourth quarter of 2014. The decrease was primarily due to the non-recurrence of $0.3 million in charges recorded in the fourth quarter of 2014 related to the Richmond, Kentucky manufacturing facility. The charges recorded in the fourth quarter of 2014 primarily related to impairment of property and facility maintenance costs. The Company sold the Richmond, Kentucky property in the fourth quarter of 2014.

Finance Costs

Finance costs for the first quarter of 2015 totalled less than $0.1 million of income, a $1.2 million change from $1.2 million of finance expense for the first quarter of 2014. This is primarily due to foreign exchange gains in the first quarter of 2015, compared to foreign exchange losses during the first quarter of 2014, and lower interest expense as a result of a lower average cost of debt and a lower average amount of debt outstanding.

Finance costs for the first quarter of 2015 decreased $2.5 million from $2.5 million of finance expense for the fourth quarter of 2014, primarily due to a decrease in debt issue costs expensed as a result of replacing the ABL facility with the Revolving Credit Facility and the prepayment of certain other debt in the fourth quarter of 2014, as well as foreign exchange gains in the first quarter of 2015, compared to foreign exchange losses during the fourth quarter of 2014.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Below is a table reflecting the calculation of the Company’s effective tax rate:

	Three months ended
	March 31, 2015	March 31, 2014
	$	$
Income tax expense	4.4	7.4
Earnings before income tax expense	16.2	19.1
Effective tax rate	27.2%	39.0%

The decrease in the effective tax rate is primarily due to a change in the mix of earnings between jurisdictions.

Net Earnings

Net earnings for the first quarter of 2015 totalled $11.8 million, a $0.1 million increase from $11.6 million for the first quarter of 2014, primarily due to a decrease in income tax expense, variable compensation expense and finance costs, partially offset by a decrease in gross profit.

Net earnings for the first quarter of 2015 increased $5.7 million from $6.1 million for the fourth quarter of 2014, primarily due a decrease in SG&A and finance costs partially offset by an increase in income tax expense.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	$	$	$
Net earnings	11.8	6.1	11.6
Manufacturing facility closures, restructuring and other related charges	0.7	1.0	1.4
Stock-based compensation expense (benefit)	(0.0)	3.0	(1.0)
Impairment of long-lived assets and other assets	(0.0)	0.1	—
(Gain) loss on disposals of property, plant and equipment	0.0	(0.0)	0.0
Other Item: Brantford pension charge	—	0.3	—
Income tax effect of these items	0.2	1.6	(0.2)

Adjusted net earnings	12.6	11.9	11.8

Earnings per share

Basic	0.19	0.10	0.19
Diluted	0.19	0.10	0.19

Adjusted earnings per share

Basic	0.21	0.20	0.19
Diluted	0.20	0.19	0.19

Weighted average number of common shares outstanding

Basic	60,471,031	60,427,043	60,776,649
Diluted	62,198,126	62,307,696	62,019,844

The “Brantford pension charge” represents the non-cash charge related to the settlement of the former Brantford, Ontario manufacturing facility pension plan.

Adjusted net earnings totalled $12.6 million for the first quarter of 2015, a $0.8 million increase from $11.8 million for the first quarter of 2014, primarily due to a decrease in income tax expense, variable compensation expense and finance costs, partially offset by a decrease in gross profit.

Adjusted net earnings for the first quarter of 2015 increased $0.7 million from $11.9 million for the fourth quarter of 2014, primarily due to a decrease in SG&A and finance costs, partially offset by an increase in income tax expense.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance for the reasons stated in the previous sentence.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	$	$	$
Net earnings	11.8	6.1	11.6
Interest and other finance costs	(0.0)	2.4	1.2
Income tax expense	4.4	1.1	7.4
Depreciation and amortization	6.7	6.7	6.0

EBITDA	22.9	16.3	26.3
Manufacturing facility closures, restructuring and other related charges	0.7	1.0	1.4
Stock-based compensation expense (benefit)	(0.0)	3.0	(1.0)
Impairment of long-lived assets and other assets	(0.0)	0.1	—
(Gain) loss on disposal of plant, property and equipment	0.0	(0.0)	0.0
Other Item: Brantford pension charge	—	0.3	—

Adjusted EBITDA	23.5	20.6	26.7

Adjusted EBITDA totalled $23.5 million for the first quarter of 2015, a $3.1 million or 11.7% decrease from $26.7 million for the first quarter of 2014, primarily due to a decrease in gross profit, partially offset by a decrease in variable compensation expense.

Adjusted EBITDA for the first quarter of 2015 increased $2.9 million or 14.1% from $20.6 million for the fourth quarter of 2014, primarily due to a decrease in SG&A.

Off-Balance Sheet Arrangements

There has been no material change with respect to off-balance sheet arrangements since December 31, 2014 outside of the Company’s ordinary course of business. Reference is made to the Section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2014.

Related Party Transactions

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. On April 15, 2015, the home was sold and the Company was reimbursed for the purchase funding.

Working Capital

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 61 in the first quarter of 2015 from 57 in the first quarter of 2014 and 58 in the fourth quarter of 2014. Inventories increased $11.6 million to $108.4 million as of March 31, 2015 from $96.8 million as of December 31, 2014 primarily due to an inventory build associated with the South Carolina Project and woven production upgrades, as well as an increase in raw material purchases in the first quarter of 2015.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO decreased to 41 in the first quarter of 2015 from 42 in the first quarter of 2014 and increased from 37 in the fourth quarter of 2014. Trade receivables increased $4.6 million to $85.8 million as of March 31, 2015 from $81.2 million as of December 31, 2014 primarily due to an increase in the amount of revenue invoiced later in the first quarter of 2015 compared to later in the fourth quarter of 2014.

The calculations are shown in the following tables:

	Three months ended				Three months ended
	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014		Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014
Cost of sales (1)	$152.0	$164.5	$157.3	Revenue (1)	$189.0	$200.8	$199.9
Days in quarter	90	92	90	Days in quarter	90	92	90

Cost of sales per day (1)	$1.69	$1.79	$1.75	Revenue per day (1)	$2.10	$2.18	$2.22
Average inventory (1)	$102.6	$102.8	$99.3	Trade receivables (1)	$85.8	$81.2	$92.3

Days inventory	61	58	57	DSO	41	37	42

Days inventory is calculated as follows:				DSO is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day				Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory				Ending trade receivables ÷ Revenue per day = DSO
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

Accounts payable and accrued liabilities decreased $3.5 million to $73.5 million as of March 31, 2015 from $77.0 million as of December 31, 2014 primarily due to annual payments made in 2015 for 2014 liabilities relating to compensation and volume rebates provided to customers and timing of other SG&A payments made in the first quarter of 2015. These decreases were partially offset by an increase in payables associated with stock repurchases made under the NCIB and timing of payments for inventory.

Liquidity

The Company has access to a $300 million Revolving Credit Facility through November 2019. As of March 31, 2015, the Company had drawn a total of $140.0 million, resulting in loan availability of $160.0 million. In addition, the Company had $24.3 million of cash, yielding total cash and loan availability of $184.3 million as of March 31, 2015.

The Company believes it has sufficient funds from cash flows from operating activities, funds available under the Revolving Credit Facility and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Long-Term Debt

The Company’s $300 million Revolving Credit Facility is with a syndicate of financial institutions. The Company relies upon cash flows from operations and funds available under the Revolving Credit Facility to meet working capital requirements as well as to fund capital expenditures, mergers and acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes. The Revolving Credit Facility also includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement’s terms) if needed.

As of March 31, 2015, the Company had drawn a total of $140.0 million against the Revolving Credit Facility, which consisted of $138.0 million of borrowings and $2.0 million of standby letters of credit.

The Company had total cash and loan availability of $184.3 million as of March 31, 2015 and $206.2 million as of December 31, 2014.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (125 basis points as of March 31, 2015). The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. The revolving credit loans denominated in US Dollars bear interest at the LIBOR rate applicable to dollar-denominated loans plus the applicable margin. Revolving credit loans denominated in an alternative currency bear interest at the LIBOR rate applicable to alternative currency-denominated loans plus the applicable margin and any mandatory costs. The LIBOR rate varies depending on the specific term of the outstanding LIBOR tranche within the Revolving Credit Facility, which allows for terms ranging between 30 and 180 days. The Facility also contains a special provision for 360 day terms contingent on the unanimous approval of the syndicate of financial institutions. As of March 31, 2015, $128.0 million of borrowings was priced at 30-day US Dollar LIBOR and $10.0 million of US Dollar equivalent borrowings was priced at 30-day Canadian Dollar LIBOR.

The Revolving Credit Facility has three financial covenants: (1) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a purchase price of $50 million or more, (2) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (3) the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million. However, any portion of the allowable $50 million of capital expenditures not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter. The unused capital expenditures were $9.4 million as of December 31, 2014, resulting in total allowable capital expenditures of $59.4 million for the 2015 fiscal year.

The Company was in compliance with all three financial covenants, which were 1.63, 5.70 and $9.0 million, respectively, as of March 31, 2015.

Cash Flows

Cash flows from operating activities decreased in the first quarter of 2015 by $4.0 million to $0.9 million from $4.9 million in the first quarter of 2014, primarily due to lower earnings before income tax expense and a larger increase in working capital in the first quarter of 2015. The larger increase in working capital relates to higher trade receivables and inventory (as discussed in the Working Capital section above), as well as a decrease in accounts payable and accrued liabilities primarily due to the timing of annual compensation related payments in the first quarter of 2015.

Cash flows from operating activities decreased $32.9 million to $0.9 million from $33.8 million in the fourth quarter of 2014, primarily due to a seasonal increase in working capital offset by an increase in earnings before income tax expense and a decrease in income taxes paid in the first quarter of 2015. The seasonal increase in working capital in the first quarter 2015 includes a $13.8 million increase in inventories, $5.8 million decrease in accounts payable and accrued liabilities and $5.3 million increase in trade receivables.

Cash flows used for investing activities decreased in the first quarter of 2015 by $5.4 million to $9.0 million from $14.5 million in the first quarter of 2014, primarily due to lower capital expenditures.

Cash flows used for investing activities increased $4.3 million to $9.0 million from $4.7 million in the fourth quarter of 2014, primarily due to the non-recurrence of proceeds from the sale of the Richmond, Kentucky manufacturing facility received in the fourth quarter of 2014 and lower capital expenditures.

Total expenditures in connection with property, plant and equipment were $9.0 million, $14.4 million and $7.0 million for the first quarter of 2015, the first quarter of 2014 and the fourth quarter of 2014, respectively. Capital expenditures for the South Carolina Project since inception have totalled $52.2 million and were $3.3 million, $9.2 million and $3.7 million for the first quarter of 2015, the first quarter of 2014 and the fourth quarter of 2014, respectively.

Cash flows from financing activities increased in the first quarter of 2015 by $12.8 million to $25.7 million from $12.9 million in the first quarter of 2014, primarily due to an increase in net borrowings which were used to fund the Acquisition in April 2015, partially offset by repurchases of common stock and an increase in dividends paid due to the increase in quarterly dividend payments announced in July 2014.

Cash flows from financing activities increased $53.3 million to a $25.7 million inflow from a $27.6 million outflow in the fourth quarter of 2014, primarily due to an increase in net borrowings, partially offset by an increase in repurchases of common stock in the first quarter of 2015.

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in the first quarter of 2015 by $1.4 million to an outflow of $8.1 million from an outflow of $9.5 million in the first quarter of 2014, primarily due to lower capital expenditures, partially offset by lower cash flows from operating activities.

Free cash flows decreased by $34.9 million to an outflow of $8.1 million from an inflow of $26.8 million in the fourth quarter of 2014, primarily due to an increase in working capital in the first quarter of 2015.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	$	$	$
Cash flows from operating activities	0.9	33.8	4.9
Less purchases of property, plant and equipment	(9.0)	(7.0)	(14.4)

Free cash flows	(8.1)	26.8	(9.5)

Capital Resources

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $9.8 million as of March 31, 2015. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility as discussed above.

Contractual Obligations

There has been no material change with respect to contractual obligations since December 31, 2014 outside of the Company’s ordinary course of business. Reference is made to the Section entitled “Contractual Obligations” in the Company’s MD&A as of and for the year ended December 31, 2014.

Capital Stock and Dividends

As of March 31, 2015, there were 59,835,838 common shares of the Company outstanding.

During the first quarter of 2015, there were no stock options granted and 20,000 stock options were exercised resulting in proceeds of less than $0.1 million. There were no stock options forfeited during the first quarter of 2015.

The Company paid a dividend of $0.12 per common share on March 31, 2015 to shareholders of record at the close of business on March 19, 2015.

On May 11, 2015, the Board of Directors declared a quarterly dividend of $0.12 per common share payable on June 30, 2015 to shareholders of record at the close of business June 15, 2015.

The dividends paid and payable by the Company in 2014 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 7, 2014, the Board of Directors and the Toronto Stock Exchange (“TSX”) approved the Company’s application to make an NCIB. Under the NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 common shares, representing 3.28% of the Company’s then issued and outstanding shares, over a twelve-month period starting on July 10, 2014 and ending on July 9, 2015. The purchases by the Company are effected through the facilities of the TSX and are made at the market price of the shares at the time of the purchase. As of March 31, 2015, the Company has repurchased a total of 1,217,488 common shares under the NCIB at an average price of CDN$15.95 per share, including commissions, for a total purchase price of $16.4 million.

In the first quarter of 2015, 237,140 PSUs were granted with a weighted average fair value of $12.84. The PSUs are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies.

In the first quarter of 2015, there were 9,774 DSUs granted at a weighted average fair value of $15.98.

Financial Risk, Objectives and Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) - Financial Instruments. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management. There has been no material change with respect to the Company’s financial risks and management thereof since December 31, 2014 except for the item discussed below. Please refer to Note 21 of the Company’s annual audited consolidated financial statements as of and for the year ended December 31, 2014 for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. In the first quarter of 2015, to minimize the long-term cost of debt, the Company entered into an interest rate swap agreement and designated it as a cash flow hedge. The terms of the interest swap agreement are as follows:

Maturity	Notional amount	Settlement	Fixed interest rate paid
	$		%
November 18, 2019	40,000,000	Monthly	1.61

Please refer to Note 2 and Note 11 of the Company’s unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2015 for additional information.

Litigation

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of March 31, 2015.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the unaudited interim condensed consolidated financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are (i) the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the remeasurement of the defined benefit liability which is required at year-end and if triggered by plan amendment or settlement during interim periods. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s 2014 annual audited consolidated financial statements.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of March 31, 2015 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2014, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future sales and financial results, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, capital and other significant expenditures, liquidity, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things:

business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.